Exhibit 99.2

Embraer S.A.

Unaudited condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2024

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Embraer S.A.

Unaudited condensed consolidated statement of financial position

(In millions of U.S. dollars)

ASSETS	Note	09.30.2024	12.31.2023

CURRENT
Cash and cash equivalents	3	831.5	1,629.2
Financial investments	4	643.5	521.7
Trade accounts receivable	5	253.9	217.6
Derivative financial instruments	6	105.6	17.5
Customer and commercial financing	7	13.8	8.4
Contract assets	24.2	743.8	509.1
Inventories	8	3,340.4	2,636.0
Income tax and social contribution		138.3	203.0
Other assets	9	410.2	312.9

		6,481.0	6,055.4

NON-CURRENT
Financial investments	4	296.4	170.0
Trade accounts receivable	5	1.5	3.4
Derivative financial instruments	6	0.6	-
Customer and commercial fi nancing	7	28.2	54.4
Contract assets	24.2	2.2	2.4
Deferred income tax and social contribution	20.1	132.5	137.7
Other assets	9	205.9	141.3
Investments		46.1	28.2
Property, plant and equipment	12	1,905.1	1,770.7
Intangible assets	13	2,466.9	2,331.0
Right of use		104.9	88.0

		5,190.3	4,727.1

TOTAL ASSETS		11,671.3	10,782.5

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Unaudited condensed consolidated statement of financial position

(In millions of U.S. dollars)

LIABILITIES	Note	09.30.2024	12.31.2023

CURRENT
Trade accounts payable	14	1,159.6	787.0
Trade accounts payable - Supplier finance	15	48.4	37.6
Lease liability	17.1	18.3	13.8
Loans and financing	16	101.5	127.1
Other payables	18	411.9	332.3
Contract liabilities	24.2	2,126.1	1,919.0
Derivative financial instruments	6	29.3	85.7
Taxes and payroll charges payable	19	37.0	42.6
Income tax and social contribution		115.7	195.6
Unearned income		10.1	10.2
Provision	21.1	99.6	114.7

		4,157.5	3,665.6

NON-CURRENT
Lease liability	17.1	94.7	82.2
Loans and financing	16	2,544.5	2,759.3
Other payables	18	139.5	55.4
Contract liabilities	24.2	725.5	621.9
Derivative financial instruments	6	18.4	39.5
Taxes and payroll charges payable	19	13.1	18.3
Income tax and social contribution	20.4	3.6	5.1
Deferred income tax and social contribution	20.1	330.7	304.7
Unearned income		14.0	17.7
Provision	21.1	214.2	173.5

		4,098.2	4,077.6

TOTAL LIABILITIES		8,255.7	7,743.2

SHAREHOLDERS’ EQUITY
Capital		1,551.6	1,551.6
Treasury shares		(28.2)	(28.2)
Revenue reserves		1,280.1	1,280.1
Share-based remuneration		49.5	44.8
Other comprehensive loss		(161.3)	(152.7)
Result in transactions with non controlling interest		135.2	90.9
Retained earnings		306.9	-

		3,133.8	2,786.5
Non-controlling interests		281.8	252.8

TOTAL SHAREHOLDERS’ EQUITY		3,415.6	3,039.3

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,671.3	10,782.5

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Unaudited condensed consolidated statement of profit or loss For the three-months and nine-months periods ended September 30 2024 and 2023
(In millions of U.S. dollars, except per share data)

		Three months ended		Nine months ended
	Note	09.30.2024	09.30.2023	09.30.2024	09.30.2023

REVENUE		1,692.4	1,284.4	4,083.2	3,293.4
Cost of sales and services	25	(1,377.6)	(1,051.3)	(3,359.7)	(2,723.3)

GROSS PROFIT		314.8	233.1	723.5	570.1

OPERATING INCOME (EXPENSE)
Administrative	25	(48.0)	(51.4)	(145.1)	(152.8)
Selling	25	(77.9)	(72.6)	(230.8)	(223.7)
Expected credit (losses) reversal		0.5	(4.7)	(2.9)	8.5
Research		(9.6)	(17.0)	(37.0)	(72.6)
Other income (expenses), net	26	108.0	(9.3)	105.1	(32.6)
Equity in associates		(2.6)	6.3	(3.6)	8.6

OPERATING INCOME BEFORE FINANCIAL RESULTS		285.2	84.4	409.2	105.5

Financial income	27	99.0	37.5	283.6	99.9
Financial expenses	27	(123.8)	(58.1)	(284.8)	(250.3)
Foreign exchange gain (loss), net	28	(16.4)	(6.6)	(19.6)	(1.9)

INCOME (LOSS) BEFORE INCOME TAX		244.0	57.2	388.4	(46.8)

Income tax	19.3	(62.3)	7.1	(71.8)	12.3

INCOME (LOSS) FOR THE PERIOD		181.7	64.3	316.6	(34.5)

Attributable to:
Owners of Embraer		178.8	61.0	306.9	(28.6)
Non-controlling interests		2.9	3.3	9.7	(5.9)

Earnings (loss) per share – basic and diluted in US$		0.24	0.08	0.42	(0.04)

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Unaudited condensed consolidated statement of comprehensive income For the three-months and nine-months periods ended September 30 2024 and 2023

(In millions of U.S. dollars)

	Three months ended		Nine months ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
INCOME (LOSS) FOR THE PERIOD	181.7	64.4	316.6	(34.5)
ITEMS THAT ARE OR MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Financial instruments - Cash flow hedge, net of tax	7.0	(7.9)	(4.4)	1.3

Financial instruments - FVOCI	0.6	-	0.6	-

Translation adjustments	42.2	(23.9)	(9.5)	(3.7)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECTS	49.8	(31.8)	(13.3)	(2.4)

TOTAL COMPREHENSIVE INCOME (LOSS)	231.5	32.6	303.3	(36.9)

Attributable to:
Owners of Embraer	226.1	30.3	298.3	(28.1)
Non-controlling interests	5.4	2.3	5.0	(8.8)

	231.5	32.6	303.3	(36.9)

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Unaudited condensed consolidated statement of changes in equity For the nine-months ended September 30 2024 and 2023
(In millions of U.S. dollars)

				Revenue reserves					Other comprehensive (loss)
	Capital	Treasury shares	Share-based remuneration	Government grants	Legal reserve	For investment and working capital	Result in transactions with non- controlling interest	Accumulated (losses) profit	Post- employment benefit	Cumulative translation adjustment	Financial instruments	Total	Non-controlling interest	Total Shareholders’ Equity
At December 31, 2022	1,551.6	(28.2)	40.3	49.0	204.4	862.7	77.4	-	(41.5)	(151.0)	2.8	2,567.5	256.8	2,824.3

Loss for the period	-	-	-	-	-	-	-	(28.6)	-	-	-	(28.6)	(5.9)	(34.5)
Translation adjustments	-	-	-	-	-	-	-	-	-	(0.8)	-	(0.8)	(2.9)	(3.7)
Financial instruments - Cash flow hedge	-	-	-	-	-	-	-	-	-	-	1.3	1.3	-	1.3

Total of comprehensive loss	-	-	-	-	-	-	-	(28.6)	-	(0.8)	1.3	(28.1)	(8.8)	(36.9)
Share-based remuneration	-	-	3.8	-	-	-	-	-	-	-	-	3.8	-	3.8
Result in transactions with non controlling interest	-	-	-	-	-	-	4.4	-	-	-	-	4.4	-	4.4

At September 30, 2023	1,551.6	(28.2)	44.1	49.0	204.4	862.7	81.8	(28.6)	(41.5)	(151.8)	4.1	2,547.6	248.0	2,795.6

At December 31, 2023	1,551.6	(28.2)	44.8	49.0	204.4	1,026.7	90.9	-	(46.0)	(116.8)	10.1	2,786.5	252.8	3,039.3

Income for the period	-	-	-	-	-	-	-	306.9	-	-	-	306.9	9.7	316.6
Translation adjustments	-	-	-	-	-	-	-	-	-	(4.8)	-	(4.8)	(4.7)	(9.5)
Financial instruments - Cash flow hedge	-	-	-	-	-	-	-	-	-	-	(3.8)	(3.8)	-	(3.8)

Total of comprehensive loss	-	-	-	-	-	-	-	306.9	-	(4.8)	(3.8)	298.3	5.0	303.3
Share-based remuneration	-	-	4.7	-	-	-	-	-	-	-	-	4.7	0.7	5.4
Capital contribution	-	-	-	-	-	-	-	-	-	-	-	-	65.6	65.6
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	-	-	5.1	5.1
Result in transactions with non controlling interest	-	-	-	-	-	-	44.3	-	-	-	-	44.3	(47.4)	(3.1)

At September 30, 2024	1,551.6	(28.2)	49.5	49.0	204.4	1,026.7	135.2	306.9	(46.0)	(121.6)	6.3	3,133.8	281.8	3,415.6

The notes are an integral part of these condensed consolidated interim financial statements.

Embraer S.A.

Unaudited Condensed consolidated statement of cash flows For the nine-months ended September 30 2024 and 2023
(In millions of U.S. dollars)

	Note	09.30.2024	09.30.2023
OPERATING ACTIVITIES
Income (loss) for the period		316.6	(34.5)
ADJUSTMENTS FOR:
Depreciation and amortization expenses		169.6	157.5
Realization of contribution from suppliers	13	(18.6)	(17.4)
(Reversal) loss for inventory obsolescence		5.2	(3.9)
Adjustment to fair value - Financial investments		19.9	(3.2)
Expected credit loss (reversal)		2.9	(8.5)
(Gain) loss on disposal of fixed assets (1)		11.3	(1.7)
Income tax and social contribution	20.3	71.8	(12.3)
Accrued interest		133.9	141.5
Interest on marketable securities		(13.0)	(4.4)
Equity in associates gains and losses	10.1	3.6	(8.6)
Foreign exchange gain (loss), net	28	18.6	(8.3)
Other provisions		51.3	(20.6)
Others		5.4	8.5

CHANGES IN:
Financial investments		(116.2)	(8.9)
Derivative financial instruments		(169.8)	48.8
Trade accounts receivable		(70.7)	(46.4)
Contract assets		(235.1)	(67.5)
Customer financing		21.2	30.8
Inventories		(762.8)	(707.2)
Other assets		(190.8)	(76.7)
Trade accounts payable and Trade accounts payable - Supplier finance		392.2	146.4
Other payables		158.8	64.2
Contract liabilities		314.9	419.1
Taxes and payroll charges payable		(70.5)	74.1
Financial guarantees		-	(3.0)
Unearned income		(4.0)	4.3

Income tax and social contribution paid		(57.1)	(86.6)
Interest paid	17.1	(164.6)	(161.7)

NET CASH USED IN OPERATING ACTIVITIES		(176.0)	(186.2)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	12	(169.3)	(148.8)
Proceeds from sale of property, plant and equipment		-	16.7
Additions to intangible assets	13	(191.9)	(126.5)
Additions to investments in subsidiaries and affiliates, net of cash acquired		(14.3)	(17.9)
Financial investments		(146.7)	(1.3)
Proceeds from loans granted		60.5	-
Dividends received		0.5	5.8

NET CASH USED IN INVESTING ACTIVITIES		(461.2)	(272.0)

FINANCING ACTIVITIES
Proceeds from borrowings	17.1	560.7	1,947.0
Repayment of borrowings	17.1	(768.8)	(2,266.3)
Receipt in the offering of subsidiary shares		65.6	-
Costs in the offering of subsidiary shares		(2.4)	-
Lease payments	17.1	(12.7)	(10.0)

NET CASH USED IN FINANCING ACTIVITIES		(157.6)	(329.3)

DECREASE IN CASH AND CASH EQUIVALENTS		(794.8)	(787.5)
Effects of exchange rate changes on cash and cash equivalents		(6.5)	(4.2)
Cash and cash equivalents at the beginning of the period	3	1,626.3	1,815.6

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	3	825.0	1,023.9

(1)	Fixed assets comprise property, plant and equipment, intangible, right of use and investments.

The notes are an integral part of these condensed consolidated financial statements.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

1.	OPERATIONS

Embraer S.A. (“Embraer”) is a publicly traded company listed in the Novo Mercado segment of the Brazilian Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão), under the ticker code EMBR3. Additionally, Embraer has also issued American Depositary Shares, represented by American Depositary Receipts (“ADRs”) which are registered with the Securities and Exchange Commission (“SEC”) and listed on the New York Stock Exchange (“NYSE”) under the ticker code ERJ.

Embraer is domiciled in São José dos Campos, State of São Paulo, and, along with its subsidiaries (together referred to as “the Company”), engages in the following main activities:

Q To design, build and market aircraft and aerospace materials and related accessories, components and equipment;

Q To perform and carry out technical activities related to the manufacturing and maintenance of aerospace materials;

Q To contribute training technical personnel as necessary for the aerospace industry;

Q To engage in and provide services for other technological, industrial, commercial, and service activities related to the aerospace industry;

Q To design, build and market equipment, materials, systems, software, accessories, and components for the defense, security, and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof;

Q To conduct other technological, industrial, commercial and services activities related to the defense, security, and energy industries.

The Company has strategic divisions, which are its reportable segments (see Note 30): Commercial Aviation, Executive Aviation, Defense & Security and Services & Support.

1.1 Significant event and its impacts on the condensed consolidated interim financial statements

1.1.1 Russia - Ukraine conflict

Since March 2022, the Company has suspended the supply of parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.

The Company continues to monitor its supply chain in view of the uncertainties related to the conflict between Russia and Ukraine and the challenges of the current macroeconomic scenario. While there is no immediate concern about the availability of titanium in our supply chain given the Company´s inventory position and existing alternative sources in other countries, Embraer will continue to monitor its supply chain to identify potential disruptions.

As of September 30, 2024, the Company has no material assets or liabilities exposed to Russia, Belarus or Ukraine; therefore, no relevant accounting impact was identified through the date of authorization for issuance of these unaudited condensed consolidated interim financial statements.

1.1.2 Israel - Hamas conflict

The conflict between Israel and Hamas could impact the Company’s supply chain. The Company has been closely monitoring these potential impacts on supply chain and operations.

As of September 30, 2024, the Company has no material assets or liabilities exposed to Israel or Palestine; therefore, no relevant accounting impact has been identified through the date of authorization for issuing these consolidated financial statements.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

2.1 Basis for preparation and presentation of interim financial statements

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as of and for the nine months ended September 30, 2024 comprise Embraer S.A. and its subsidiaries.

These interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the Company’s last annual consolidated financial statements as of and for the year ended December 31, 2023 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

In preparating these interim financial statements, Management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key resources of estimation uncertainty were the same as those described in the last annual financial statements (not included herein).

The accounting standards that came into effect on January 1, 2024 did not have a material effect on unaudited condensed consolidated interim financial statements.

These interim financial statements were approved and authorized for issue by the Company’s Management on February 5, 2025.

2.2 Functional and presentation currency

These interim financial statements are presented in U.S. dollars (“US$” or “Dollars”), which is the Company’s functional currency. All amounts have been rounded to the nearest million, unless otherwise indicated.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

2.2.1 Subsidiaries

These interim financial statements include the interim financial statements of Embraer S.A. and subsidiaries listed below:

		Interest (%)
Entity		2024	2023	Country	Core activities

Direct controlled

ELEB Equipamentos Ltda.		100%	100%	Brazil	Sale of hydraulic and mechanical equipment for the aviation industry

Embraer Aircraft Holding, Inc.		100%	100%	USA	Concentrates corporate activities in the USA

Embraer Aviation International - EAI		100%	100%	France	Sale of parts and after sale services in Europe, Africa and the Middle East

Embraer Defesa e Segurança Participações S.A.		100%	100%	Brazil	Coordinates investments in the Defense & Security segments

Embraer GPX Ltda.		100%	100%	Brazil	No operations

Embraer Netherlands B.V.		100%	100%	Netherlands	Concentrates corporate activities in Europe for leasing and selling used aircraft

Embraer Netherlands Finance B.V.		100%	100%	Netherlands	Financial operations raising and investing funds of the Embraer Group

Embraer Overseas Ltd.		100%	100%	Cayman Islands	Financial operations raising and investing funds of the Embraer Group

Embraer Spain Holding Co. SL		100%	100%	Spain	Concentrates corporate activities abroad

Fundo de Investimento em Participações Embraer Ventures		100%	100%	Brazil	Exclusive fund created with the objective of technological and financial aggregation based on investment and support to small and medium-sized companies focused on disruptive innovation in areas related to the A&D sector.

Yaborã Indústria Aeronáutica S.A.		100%	100%	Brazil	No operations

Indirect controlled

Airholding S.A.		100%	100%	Portugal	Coordinates investments in subsidiaries in Portugal

Atech - Negócios em Tecnologias S.A.		100%	100%	Brazil	Development and control, communications, computer and intelligence services

Coqueiro Par Participações Ltda. (“Coqueiro”)	(i)	100%	-	Brazil	Participation in other companies.

ECC Investment Switzerland AG		100%	100%	Switzerland	Coordinates investments in subsidiaries abroad

Embraer (China) Aircraft Technical Services Co. Ltd.		100%	100%	China	Sale of spare parts and support services in China

Embraer Aircraft Customer Services, LLC		100%	100%	USA	Sale of spare parts and support services in North America and the Caribbean

Embraer Aircraft Maintenance Services, LLC		100%	100%	USA	Maintenance of aircraft and components

Embraer Asia Pacific PTE. Ltd.		100%	100%	Singapore	Sale of spare parts and support services in Asia

Embraer Business Innovation Center, Inc.		100%	100%	USA	R&D of technological innovations in the aerospace sector and related areas

Embraer CAE Training Services (NL) B.V.		51%	51%	USA	Pilot, mechanic and crew training

Embraer CAE Training Services (U.K.) Limited		51%	51%	Netherlands	Pilot, mechanic and crew training

Embraer CAE Training Services, LLC		51%	51%	United Kingdon	Pilot, mechanic and crew training

Embraer Defense and Security, Inc.		100%	100%	USA	Supply of Super Tucano aircraft to the American Air Force (LAS)

Embraer Engineering & Technology Center USA, Inc.		100%	100%	USA	Engineering services related to aircraft research and development

Embraer Executive Aircraft, Inc.		100%	100%	USA	Final assembly and delivery of executive jets

Embraer Executive Jet Services, LLC		100%	100%	USA	After sale support and aircraft maintenance

Embraer Finance Ltd.		100%	100%	Cayman Islands	Support to the Company in structuring specific operations

Embraer Portugal S.A.		100%	100%	Portugal	Coordinates investments and economic activities in subsidiaries in Portugal

Eve Holding, Inc. (“Eve Holding”)	(ii)	83.5%	89.4%	USA	Publicly held company, with shares traded on the NYSE, which owns the full interest of EVE UAM, LLC.

Eve Soluções de Mobilidade Aérea Urbana Ltda.	(ii)	83.5%	89.4%	Brazil	Eve subsidiary with operations in Brazil.

Eve UAM, LLC.	(ii)	83.5%	89.4%	USA	Development, design, manufacture, marketing, certification and support of aircraft and urban air traffic management solutions related to urban air mobility.

EZS Informática S.A.	(i)	100.0%	76.6%	Brazil	Retail trade of computer products, maintenance, repair and related services

OGMA - Indústria Aeronáutica de Portugal S.A.		65%	65%	Portugal	Aviation maintenance and production

Tempest Security Intelligence Limited	(i)	100.0%	76.6%	United Kingdon	Retail trade of computer products, maintenance, repair and related services

Tempest Serviços de Informática S.A. (“Tempest”)	(i)	100.0%	76.6%	Brazil	Research, development and services in the areas of Information Technology, Information Security and Intelligence

Visiona Internacional B.V.		51%	51%	Netherlands	International subsidiary of Visiona

Visiona Tecnologia Espacial S.A.		51%	51%	Brazil	Supply and development of satellite solutions

Joint operations

EZ Air Interior Limited		50%	50%	Ireland	Fabrication of interiors for commercial aircraft

The mains changes that occurred during 2024 are:

(i) In May 2024, Embraer Defesa e Segurança Participações S.A. acquired the entire interests of Coqueiro, which owns a 23.4% interest in Tempest. As a result of this acquisition, the Company’s ownership interest in EZS Informática S.A., Tempest, and Tempest Security Intelligence Limited increased to 100%.

(ii) In July 2024 and September 2024, certain investors, including the Company, contributed US$ 95.6 million to Eve Holding. As a result of this contribution and the extinguishment of 8,296,470 warrants, Eve Holding issued 27,218,588 shares. The Company contributed US$ 30 million, out of the US$ 95.6 million, and received 7,500,000 shares. As a result of this

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

transaction, the Company´s interest in Eve Holding decreased to 83.5%. Consequently, the Company’s interest in Eve Soluções de Mobilidade Aérea Urbana Ltda. and Eve UAM, LLC., both subsidiaries of Eve Holding, also reduced to 83.5%.

3.	CASH AND CASH EQUIVALENTS

	09.30.2024	12.31.2023
Cash and banks	292.3	330.3

	292.3	330.3

Cash equivalents
Private securities (i)	117.5	130.1
Fixed deposits (ii)	421.6	1,168.8

	539.1	1,298.9

Cash and cash equivalents in the statement of financial position	831.5	1,629.2

Bank overdraft	(6.5)	(2.9)

Cash and cash equivalents in the statement of cash flows	825.0	1,626.3

(i) Financial investments in Bank Deposit Certificates and Private Securities Repurchase Agreements issued by financial institutions in Brazil.

(ii) Fixed term deposits in dollars issued by financial institutions.

4.	FINANCIAL INVESTMENTS

		09.30.2024	12.31.2023
Public securities	(i)	67.2	66.6
Private securities	(ii)	109.4	146.4
Structure note	(iii)	84.7	-
Investment funds	(iv)	123.6	27.4
Fixed-term deposit	(v)	466.7	350.5
Others	(vi)	88.3	100.8

		939.9	691.7

Current		643.5	521.7
Non-current		296.4	170.0

(i) Debt securities issued by the Brazilian government with maturity in 2030.

(ii) Corporate bonds issued by private financial institutions and non-financial institutions.

(iii) Structured notes subject to the credit risk of the financial institution and the Brazilian government in the amount of US$ 36.9 and structured notes subject to the credit risk of two financial institutions (concurrently) in the amount of US$ 47.8.

(iv) Embraer Multi-Strategy Equity Investment Fund in the amount of US$ 21.9 and portfolio managed by PNC Bank in the amount of US$ 101.7.

(v) Fixed-term deposits in US$ issued by financial institutions.

(vi) Refers mainly to the investiment in shares of the Republic Airways Holdings (“Repulic Airways”).

As of September 30, 2024, the weighted average nominal interest rates, considering cash equivalents and financial investments, are 10.49% p.a. made in Brazilian Reais (“R$”), equivalent to 97.77% of the Interbank Deposit Certificate (“CDI”), and 5.62% p.a. in US$ (2023: 13.15% p.a. in R$, equivalent to 99.59% of CDI, and 5.34% p.a. in US$).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

5.	TRADE ACCOUNTS RECEIVABLE

	Note	09.30.2024	12.31.2023
Foreign customers		214.3	201.7
Accounts receivable due from related parties	11.2	21.8	2.1
Domestic customers		30.5	27.0

		266.6	230.8
Expected credit losses		(11.2)	(9.8)

		255.4	221.0

Current		253.9	217.6
Non-current		1.5	3.4

The amounts and maturities of these trade accounts receivable are shown below:

	09.30.2024	12.31.2023
Not past due	192.8	213.2
Up to 90 days	36.5	13.6
From 91 to 180 days	28.1	1.2
More than 180 days	9.2	2.8

	266.6	230.8

The increase in overdue amounts noted on September 30, 2024 when compared to December 31, 2023 is associated with a specific customer who did not adhere to the agreed-upon payment terms. However, this default did not significantly affect the allowance for expected credit loss since the Company can offset any incurred losses with the guarantees provided by the customer, as per the contractual agreement.

The changes in allowance for expected credit losses during the period consisted of the following:

	09.30.2024	12.31.2023
Beginning balance	(9.8)	(12.6)
Additions/Reversal	(3.7)	(1.8)
Write-off	2.3	4.6

Ending balance	(11.2)	(9.8)

For additional information on measuring expected credit losses, see Note 23.1.3.

6.	DERIVATIVE FINANCIAL INSTRUMENTS

Q Equity swap: the main objective of neutralizing fluctuations in the EMBR3 share price, with a view to the future settlement of share-based payment plans (see Note 22.1). The fair value of these instruments is determined by calculating the difference between (i) the multiplication of the share’s closing price and the number of shares traded, and (ii) the notional value remunerated by the contractual interest rates until maturity, which is then discounted to present value using current market rates.

Q Purchase of sell and buy currency options: in order to protect cash flows for wage expenses denominated in R$ from currency fluctuations risks. The strategy used by the Company involves a zero-cost collar, which consists of purchasing a put option and selling a call option, all contracted with the same counterparty to maintain a zero-net premium. The Company adopts the Black-76 pricing model along with observable data to measure the fair value of these instruments.

Q Non-deliverable forward (NDF): the purpose of protecting the Company from risks associated with fluctuations in exchange rates. The fair value of these instruments is measured using the discounted cash flow model. Future

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

cash flows are estimated based on future exchange rates observed at the reporting period and future contractual rates, then discounted at current market rates.

Q Eve Holding has issued warrants that grant holders the right, but not the obligation, to purchase shares of Eve Holding (NYSE: EVEX). The fair value of these instruments is measured as follows:

Q Public warrants: these warrants are listed and traded on the NYSE under the ticker code EVEX.WS. Their fair value is derived directly from observable market prices.

Q Private warrants: the measurement of the fair value of public and private share purchase options is identical since the differences between them do not affect their fair value. In this way, the fair value is calculated based on the unit price of the option multiplied by the number of options.

Q Strategic warrants: these warrants are divided into two categories: penny and market warrants. The fair value of penny warrants considers the fair value of the EVEX share minus the exercise price. Furthermore, if the exercise of the option is conditioned on the occurrence of future events, the probability of these events occurring is also considered in the measurement. The fair value of market warrants is measured based on the Black-Scholes pricing model.

Purpose	Risk	Instrument	Notional	Maturity	03.31.2024	12.31.2023

Cash flow hedge designated as hedge accounting					2.0	8.9

Payroll expenses liquidated in Reais	Exchange	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.00 and sale of call options at the weighted average exercise price of R$ 5.48.	74.7	2024	(2.6)	8.9

Payroll expenses liquidated in Reais	Exchange	Zero-cost collar derivative financial instruments, with purchase of put options at the exercise price of R$ 5.40 and sale of call options at the weighted average exercise price of R$ 6.63.	303.1	2025	4.6	-

Others derivatives not designated as hedge accounting					56.5	(116.6)

Export	Exchange rate	Non-Deliverable forwards to exchanges euro currency debt to US dollars currency.	-	2024	-	(0.1)

Export	Exchange rate	Non-Deliverable forwards to exchanges euro currency debt to US dollars currency.	60.0	2025	(1.1)	-

Equity	Share price: ticker EMBR3	Equity swap	66.6	2024	93.7	8.5

Equity	Share price: ticker EMBR3	Equity swap	19.9	2025	7.8	-

Equity	Share price: ticker EVEX	Private warrants	14.3	2027	(1.6)	(14.0)

Equity	Share price: ticker EVEX	Public warrants	8.2	2027	(0.9)	(11.3)

Equity	Share price: ticker EVEX	Strategic warrants	32.5	2027	(41.4)	(99.7)

					58.5	(107.7)

		Current			105.6	17.5
		Non-current			0.6	-

		Current			(29.3)	(85.7)
		Non-current			(18.4)	(39.5)

		Net derivative financial instruments			58.5	(107.7)

As of September 30, 2024, the Company had no margin calls related to derivative transactions.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

7.	CUSTOMER AND COMMERCIAL FINANCING

	09.30.2024	12.31.2023
Aircraft	24.0	41.0
Spare parts	30.8	29.8

	54.8	70.8
Fair value adjustment	(9.9)	(4.6)
Expected credit losses	(2.9)	(3.4)

	42.0	62.8

Current	13.8	8.4
Non-current	28.2	54.4

There are no overdue balances of the customer and commercial financing as of September 30, 2024.

The changes in allowance for expected credit losses for the periods consisted of the following:

	09.30.2024	12.31.2023
Beginning balance	(3.4)	(24.0)
Reversal	0.5	20.6

Ending balance	(2.9)	(3.4)

Based on the Company’s assessment, the highest risk rating for financing customers is CCC, with a maximum expected credit loss of 55.25% for the period.

For additional information on measuring expected credit losses, see Note 23.1.3.

As of September 30, 2024, the maturity schedule for non-current customer and commercial financing balance is as follows:

Year
2025	0.8
2026	10.4
2027	9.8
Thereafter	7.2

28.2

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

8.	INVENTORIES

		09.30.2024				12.31.2023

		Gross amount	Write-down for obsolescence	Write-down for market value	Net book value	Gross amount	Write-down for obsolescence	Write-down for market value	Net book value
Raw materials		1,266.2	(84.9)	-	1,181.3	1,118.9	(81.7)	-	1,037.2
Work in process		1,270.3	-	-	1,270.3	774.9	-	-	774.9
Spare parts		484.6	(37.1)	(1.4)	446.1	477.6	(34.3)	(1.4)	441.9
Finished goods	(i)	98.7	-	-	98.7	61.6	-	-	61.6
Held by third parties		109.1	(4.1)	-	105.0	97.5	(1.3)	-	96.2
Advances to suppliers		37.4	-	-	37.4	25.4	-	-	25.4
Inventory in transit		151.1	-	-	151.1	155.7	-	-	155.7
Consumption materials		55.6	(5.1)	-	50.5	51.7	(8.6)	-	43.1

		3,473.0	(131.2)	(1.4)	3,340.4	2,763.3	(125.9)	(1.4)	2,636.0

(i) The following aircraft were held in the finished goods inventory:

Q September 30, 2024: three Phenom 300, one Praetor 500, three Praetor 600, one Phenom 100, five Ipanema, and one Super Tucano.

Q December 31, 2023: three Phenom 300, one Praetor 500, and two Praetor 600.

(ii) The movement of write-down for reduction in market value was as follows:

	09.30.2024	12.31.2023
Beginning balance	(1.4)	(5.7)
Additions	-	(0.6)
Reversals	-	4.9

Ending balance	(1.4)	(1.4)

(iii) The movement of write-down for obsolescence was as follows:

	09.30.2024	12.31.2023
Beginning balance	(125.9)	(126.1)
Additions	(41.0)	(50.5)
Disposals	6.9	13.5
Reversals	28.9	37.5
Foreign exchange loss	(0.1)	(0.3)

Ending balance	(131.2)	(125.9)

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

9.	OTHER ASSETS

	Note	09.30.2024	12.31.2023
Taxes recoverable	9.1	168.9	130.6
Boeing expense recovery	21.2.5	150.0	-
Prepaid expenses		82.5	66.5
Other debtors		52.4	60.9
Costs to comply with contracutal obligations		40.1	-
Loan with a joint operation		25.5	22.4
Court-mandated escrow deposits		36.5	39.0
Advances to employees		26.7	18.0
Advances for services to be rendered		5.4	3.7
Guarantee deposits		13.1	11.8
Collateralized accounts receivable		1.6	2.9
Loans granted		-	60.5
Others		13.5	37.9

		616.2	454.2

Current		410.2	312.9
Non-current		205.9	141.3

9.1 Taxes recoverable

			09.30.2024	12.31.2023
Tax Credits - Court Decisions	(i	)	64.9	-
ICMS (State Value-added Tax) and IPI (Excise Tax)			48.5	56.0
PIS (Social Integration Program) and COFINS (Contribution for Social			24.2	34.7
Value added tax			8.8	4.6
Reintegra (Special regime for exporters)			8.3	16.6
Income tax and social security on net income withheld			6.3	7.0
Advance service tax (ISS- Service tax)			5.5	6.3
Others			2.4	5.4

			168.9	130.6

Current			87.3	72.9
Non-current			81.6	57.7

(i) In April 2024, the Company obtained a favorable outcome based on the certification of the final judgment of the lawsuit that questioned the collection of withholding income taxes on transfers of certain amounts abroad. As a result, the Company recognized a tax credit of US$ 69.8, of which US$ 40.1 in other income, referring to the principal amount, and US$ 29.7 in financial income, referring to the interest income on the principal amount by Brazilian reference interest rate. The Company has already started using this tax credit. In addition, the favorable outcome has led to the reversal of the provision previously recognized regarding this matter (Note 21.1.1).

Additionally, on September 24, the Company recognized tax credits related to a final favorable court decision about social contribution - SAT. A tax credit of US$ 5.4 was recognized, of which US$ 1.3 in other income, referring to the principal amount, and US$ 4.1 in financial income, referring to the interest income on the principal amount by Brazilian reference interest rate.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

10.	INVESTMENTS

10.1 Investments movement

				Equity in associates	Cumulative translation adjustment
						Dividends	Addition
			12.31.2023	Result				09.30.2024
MSW Multicorp 2 Fundo de Investimento em Participações			1.7	0.9	(0.5)	-	1.1	3.2
Xmobots Holding S.A.	(i	)	-	(1.6)	(2.1)	-	25.7	22.0
Fundo de Investimento em Participações Aeroespacial Multiestratégia			3.2	(0.1)	(0.3)	(0.5)	0.1	2.4
Nidec Aerospace, LLC.			5.6	(4.5)	-	-	-	1.1
Águas Azuis Construção Naval SPE Ltda.			17.7	1.7	(2.0)	-	-	17.4
Centimfe - Centro Tecnologico da Industria de Moldes e Ferramentas Especiais			-	-	-	-	-	-

			28.2	(3.6)	(4.9)	(0.5)	26.9	46.1

(i) The Company’s interest in Xmobots Holding S.A. increased to 36.92% (2023: 10.24%), resulting from the acquisition of an additional equity interest, via the Embraer Ventures Equity Investment Fund, in March 2024. Due to this increase and other conditions, the Company now has significant influence on the financial and operating policies of the investee.

Therefore, the investment that, prior to the transaction, was measured at fair value and presented as financial investments, is now measured using the equity method.

The transaction price was R$ 89.9 million, with R$ 65.5 million (US$ 13.2) was settled. The remaining balance is presented as other payables (Note 18).

10.2 Interest in entities

10.2.1 Subsidiaries without non-controlling interests

There are no contractual or legal restrictions on the Company’s access to assets or settlement of liabilities of these subsidiaries.

There are inherent risks to the operations of these entities, the most significant of which are described below:

Q Economic Risks: potential losses from fluctuations in market conditions (i.e. price of products, exchange rate and interest).

Q Operational risk: potential losses resulting from the emergence of new technologies or failure of current processes.

Q Credit risk: potential losses that might occur if a third party (customer) becomes unable to meet its obligations, and

Q Liquidity risk: financial inability to meet financial obligations.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

10.2.2 Subsidiaries with non-controlling interests

	09.30.2024			12.31.2023

	Non-controlling interest			Non-controlling interest

			Income (loss)			Income (loss)
Entity	%	Equity		%	Equity

Embraer CAE Training Services, LLC	49.0%	33.1	8.4	49.0%	29.0	11.0
Embraer CAE Training Services (NL) B.V.	49.0%	10.6	1.7	49.0%	9.4	(0.6)
EVE Holding Inc.	16.5%	42.5	50.0	10.6%	11.0	(96.2)
OGMA-Indústria Aeronáutica de Portugal S.A.	35.0%	46.4	(0.5)	35.0%	46.0	2.3
Tempest Serviços de Informática S.A.	-	-	-	23.4%	7.2	21.3
Visiona Tecnologia Espacial S.A.	49.0%	13.5	(0.5)	49.0%	14.5	(0.9)

		146.1			117.1

Listing Expenses	100.0%	135.7	-	100.0%	135.7	-

		281.8			252.8

The financial position of the two most significant entities with non-controlling interests is summarized below, which are OGMA - Indústria Aeronáutica de Portugal S.A. and Eve Holding. Other entities combined represent less than 5% of consolidated profit before income taxes.

	OGMA		EVE
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Total assets	375.9	289.5	308.4	230.1
Total liabilities	243.3	158.0	50.6	126.1
Shareholders’ equity	132.6	131.5	257.8	104.0

	09.30.2024	09.30.2023	09.30.2024	09.30.2023

Revenue	223.6	120.3	-	-
(Loss) income for the period	(0.5)	(0.2)	50.0	(96.2)

As of September 30, 2024, the market capitalization value of the Company’s interest in Eve Holding is US$804.8 (2023: US$1,763.4). This corresponds to 248,399,589 (2023: 240,899,589) shares, valued at US$3.24 (2023: US$7.32). The market capitalization for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

Subsidiaries with non-controlling interests are subject to the same risks as the wholly owned subsidiaries.

The Company has significant restrictions on access to cash balances, cash equivalents, and financial investments of Eve Holding to settle obligations not directly related to the business of Eve Holding, as defined in the Eve Holding shareholders’ agreement (protective law).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

11.	RELATED PARTIES

11.1 Related party transactions

The main transactions with related parties refer to:

Q Assets: (i) accounts receivable for spare parts, aircraft sales and product development, under conditions agreed between the parties, considering the volumes, risks involved and corporate policies; (ii) balances of financial investments; and (iii) bank deposits.

Q Liabilities: (i) purchase of aircraft components and spare parts, under conditions agreed between the parties, considering the volumes, risks involved, and corporate policies; (ii) advances received on sales contracts, according to contractual agreements; (iii) commission for sale of aircraft and spare parts; (iv) financing for research and product development at market rates for this kind of financing; (v) loans and financing; and (vi) export financing.

Q Profit or loss: (i) purchases and sales of aircraft, components and spare parts and development of products for the Defense & Security market; (ii) financial income and expenses from financial investments and expenses from loans and financing; and (iii) supplementary pension plan.

11.2 Brazilian Federal Government

The Brazilian Federal Government maintains direct and indirect participation through the ownership of a common share called golden share. As of September 30, 2024, the Brazilian Federal Government held an indirect interest of 5.37% in the Company’s capital through BNDES Participações S.A. (“BNDESPAR”), a wholly owned subsidiary of the BNDES, which, in turn, is controlled by the Brazilian Federal Government.

The Brazilian Federal Government plays a key role in the Company’s business activities, as a:

Q Major customer for Defense & Security products (through the Brazilian Air Force, Brazilian Army, and Brazilian Navy).

Q Source of research and development financing through technology development institutions (FINEP and BNDES).

Q Export credit agency (through the BNDES), and

Q Source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

The balances and results with related parties were as follows:

	09.30.2024

	Trade accounts receivable	Other assets *	Cash and Cash equivalents	Contract assets	Loans and financing	Other payables	Contract liabilities	Operating results	Financial results
Banco do Brasil S.A.	-	-	268.1	-	-	-	-	-	8.0
BNDES	-	-	-	-	670.2	-	-	-	(25.5)
Comando da Aeronáutica (Brazilian Air Force)	21.8	-	-	323.8	-	12.1	58.2	(17.6)	-
Embraer Prev - Soc. Previdência Complementar	-	-	-	-	-	-	-	(11.7)	-
Exército Brasileiro (Brazilian Army)	-	-	-	18.7	-	-	7.7	(0.2)	-
Ez Air Interior Limited	-	25.5	-	-	-	25.5	-	-	-
Governo Brasileiro - Bonds (Brazilian government -Bonds)	-	67.2	-	-	-	-	-	-	1.9
Governo Brasileiro - Structured Notes	-	36.9	-	-	-	-	-	-	1.0
Marinha do Brasil (Brazilian Navy)	-	-	-	1.2	-	-	9.0	(2.2)	-

	21.8	129.6	268.1	343.7	670.2	37.6	74.9	(31.7)	(14.6)

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	12.31.2023							09.30.2023

	Trade accounts receivable	Other assets *	Cash and Cash equivalents	Contract assets	Loans and financing	Other payables	Contract liabilities	Operating results	Financial results
Banco do Brasil S.A.	-	-	282.7	-	-	-	-	-	(0.6)
BNDES	-	-	-	-	627.7	-	-	-	(11.6)
Caixa Econômica Federal	-	-	0.1	-	-	-	-	-	-
Comando da Aeronáutica (Brazilian Air Force)	2.1	-	-	305.9	-	-	71.9	(0.2)	-
Embraer Prev - Sociedade de Previdência Complementar	-	-	-	-	-	0.3	-	(11.3)	-
Exército Brasileiro (Brazilian Army)	-	-	-	6.6	-	-	8.9	(0.3)	-
Ez Air Interior Limited	-	22.4	-	-	-	22.4	-	-	-
FINEP	-	-	-	-	-	-	-	-	(0.1)
Governo Brasileiro - Bonds	-	66.6	-	-	-	-	-	-	-
Marinha do Brasil (Brazilian Navy)	-	-	-	2.4	-	-	3.8	(0.5)	-

	2.1	89.0	282.8	314.9	627.7	22.7	84.6	(12.3)	(12.3)

(*) As of September 30, 2024, it includes the balances presented in financial investments US$ 104.1 (2023: US$ 66.6) and in other assets US$ 25.5 (2023: US$ 22.4).

11.3 Remuneration of key management personnel

The remuneration of key management personnel comprises:

			09.30.2024	09.30.2023
Short-term benefits			6.1	6.5
Share-based payment	(i	)	9.2	1.4

Total remuneration			15.3	7.9

(i) Share-based payment increased in nine months of 2024 with the appreciation of Embraer’s share price compared to the same period of the previous year.

12.	PROPERTY, PLANT AND EQUIPMENT

The Management has not identified events indicating that the carrying amount exceeds its recoverable amount as of September 30, 2024.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	09.30.2024

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2023	10.2	667.4	88.7	733.6	40.3	11.9	4.5	102.1	623.8	19.1	789.4	121.1	3,212.1
Additions	0.1	1.0	-	41.6	0.7	0.4	-	5.1	12.8	-	35.3	72.3	169.3
Disposals	(0.8)	-	-	(3.2)	(0.2)	(0.1)	-	(0.6)	(0.8)	-	(13.4)	-	(19.1)
Reclassifications*	-	11.9	0.6	56.9	0.3	-	16.9	0.2	-	-	27.1	(69.8)	44.1
Translation adjustments	-	-	0.1	0.9	-	0.1	-	(0.3)	-	-	4.8	1.1	6.7

At September 30, 2024	9.5	680.3	89.4	829.8	41.1	12.3	21.4	106.5	635.8	19.1	843.2	124.7	3,413.1

Accumulated depreciation
At December 31, 2023	-	(216.2)	(39.4)	(403.2)	(28.3)	(8.7)	(4.5)	(93.7)	(406.0)	(19.1)	(222.3)	-	(1,441.4)
Depreciation	-	(14.2)	(1.4)	(20.7)	(1.9)	(0.4)	-	(2.3)	(17.7)	-	(12.6)	-	(71.2)
Disposals	-	-	-	2.0	0.2	0.1	-	0.6	0.4	-	4.5	-	7.8
Interest on capitalized assets	-	(0.9)	-	-	-	-	-	-	-	-	-	-	(0.9)
Translation adjustments	-	-	-	(0.7)	-	-	-	0.2	-	-	(1.8)	-	(2.3)

At September 30, 2024	-	(231.3)	(40.8)	(422.6)	(30.0)	(9.0)	(4.5)	(95.2)	(423.3)	(19.1)	(232.2)	-	(1,508.0)

Net
At December 31, 2023	10.2	451.2	49.3	330.4	12.0	3.2	-	8.4	217.8	-	567.1	121.1	1,770.7
At September 30, 2024	9.5	449.0	48.6	407.2	11.1	3.3	16.9	11.3	212.5	-	611.0	124.7	1,905.1

(*) Non-cash transactions: reclassification between property plant and equipment and inventories.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

	12.31.2023

	Land	Buildings and improvements	Installations	Machinery and equipment	Furniture and fixtures	Vehicles	Aircraft	Computers and peripherals	Tooling	Other assets	Exchange pool program assets	Construction in progress	Total
Cost
At December 31, 2022	10.2	655.8	88.4	724.3	42.7	11.9	4.5	115.0	615.6	18.5	709.4	51.5	3,047.8
Additions	-	2.8	-	29.9	1.1	0.2	-	2.8	13.4	0.6	106.9	81.0	238.7
Disposals	-	(1.3)	(0.4)	(29.0)	(4.0)	(1.4)	-	(16.8)	(5.4)	-	(21.0)	-	(79.3)
Reclassifications*	-	9.2	0.4	5.8	0.3	1.1	-	0.4	0.2	-	(15.6)	(17.4)	(15.6)
Translation adjustments	-	0.9	0.3	2.6	0.2	0.1	-	0.7	-	-	9.7	6.0	20.5

At December 31, 2023	10.2	667.4	88.7	733.6	40.3	11.9	4.5	102.1	623.8	19.1	789.4	121.1	3,212.1

Accumulated depreciation
At December 31, 2022	-	(196.8)	(36.6)	(396.4)	(29.2)	(9.5)	(4.3)	(106.6)	(389.4)	(18.5)	(211.3)	-	(1,398.6)
Depreciation	-	(18.9)	(2.8)	(25.0)	(2.6)	(0.5)	(0.2)	(3.1)	(21.9)	(0.6)	(16.0)	-	(91.6)
Disposals	-	0.8	0.1	19.6	3.7	1.4	-	15.9	5.3	-	8.7	-	55.5
Reclassifications*	-	-	-	-	-	-	-	-	-	-	0.3	-	0.3
Interest on capitalized assets	-	(1.1)	-	-	-	-	-	-	-	-	-	-	(1.1)
Translation adjustments	-	(0.2)	(0.1)	(1.4)	(0.2)	(0.1)	-	0.1	-	-	(4.0)	-	(5.9)

At December 31, 2023	-	(216.2)	(39.4)	(403.2)	(28.3)	(8.7)	(4.5)	(93.7)	(406.0)	(19.1)	(222.3)	-	(1,441.4)

Net
At December 31, 2022	10.2	459.0	51.8	327.9	13.5	2.4	0.2	8.4	226.2	-	498.1	51.5	1,649.2
At December 31, 2023	10.2	451.2	49.3	330.4	12.0	3.2	-	8.4	217.8	-	567.1	121.1	1,770.7

(*) Non-cash transactions: reclassification between property plant and equipment and inventories.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

13.	INTANGIBLE ASSETS

The Management has not identified events indicating that the carrying amount exceeds its recoverable amount as of September 30, 2024.

	09.30.2024
	Internally developed						Acquired from third party
			Defense and Security	Service
	Commercial	Executive		and	Others	EVTOL	Software	Goodwill	Others	Total
				Support
Intangible cost
At December 31, 2023	1,311.3	1,603.4	145.9	31.0	14.5	42.4	301.6	23.8	9.0	3,482.9
Additions	32.0	43.6	20.6	8.2	1.8	82.3	3.4	-	-	191.9
Disposals	-	-	-	-	-	-	(0.4)	-	(0.7)	(1.1)
Reclassifications*	9.5	-	-	-	-	-	-	-	-	9.5
Interest on capitalized assets	-	-	-	-	-	1.8	-	-	-	1.8
Translation adjustments	-	-	(1.0)	-	(1.0)	-	-	(2.4)	-	(4.4)

At September 30, 2024	1,352.8	1,647.0	165.5	39.2	15.3	126.5	304.6	21.4	8.3	3,680.6

Accumulated amortization
At December 31, 2023	(119.8)	(697.9)	(52.8)	-	(4.9)	-	(274.0)	-	(2.5)	(1,151.9)
Amortization	(33.0)	(35.6)	(4.1)	-	(1.0)	-	(6.8)	-	(0.5)	(81.0)
Amortization of contribution from suppliers	10.5	8.1	-	-	-	-	-	-	-	18.6
Disposals	-	-	-	-	-	-	0.4	-	0.7	1.1
Interest on capitalized assets	-	(1.1)	-	-	-	-	-	-	-	(1.1)
Translation adjustments	-	-	0.2	-	0.4	-	(0.1)	-	0.1	0.6

At September 30, 2024	(142.3)	(726.5)	(56.7)	-	(5.5)	-	(280.5)	-	(2.2)	(1,213.7)

Intangible, net
At December 31, 2023	1,191.5	905.5	93.1	31.0	9.6	42.4	27.6	23.8	6.5	2,331.0
At September 30, 2024	1,210.5	920.5	108.8	39.2	9.8	126.5	24.1	21.4	6.1	2,466.9

	12.31.2023
	Internally developed					Acquired from third party
			Defense and Security	Service
	Commercial	Executive		and	Others	EVTOL	Software	Goodwill	Others	Total
				Support
Intangible cost
At December 31, 2022	1,274.4	1,544.6	132.4	9.0	4.6	-	302.0	22.3	10.6	3,299.9
Additions	36.9	58.8	26.1	22.0	3.1	42.4	2.8	-	-	192.1
Disposals	-	-	-	-	(8.6)	-	(3.4)	-	(1.6)	(13.6)
Reclassifications	-	-	(13.6)	-	13.6	-	-	-	-	-
Translation adjustments	-	-	1.0	-	1.7	-	0.2	1.5	-	4.4

At December 31, 2023	1,311.3	1,603.4	145.9	31.0	14.4	42.4	301.6	23.8	9.0	3,482.8

Accumulated amortization
At December 31, 2022	(81.1)	(663.0)	(51.9)	-	(2.4)	-	(253.1)	-	(1.9)	(1,053.4)
Amortization	(58.2)	(43.9)	(3.4)	-	(1.5)	-	(24.0)	-	(0.9)	(131.9)
Amortization of contribution from suppliers	19.5	10.3	-	-	-	-	-	-	-	29.8
Disposals	-	-	-	-	2.3	-	3.4	-	0.3	6.0
Reclassifications	-	-	2.7	-	(2.7)	-	-	-	-	-
Interest on capitalized assets	-	(1.3)	-	-	-	-	-	-	-	(1.3)
Translation adjustments	-	-	(0.2)	-	(0.5)	-	(0.3)	-	-	(1.0)

At December 31, 2023	(119.8)	(697.9)	(52.8)	-	(4.8)	-	(274.0)	-	(2.5)	(1,151.8)

Intangible, net
At December 31, 2022	1,193.3	881.6	80.5	9.0	2.22	-	48.9	22.32	8.7	2,246.5
At December 31, 2023	1,191.5	905.5	93.1	31.0	9.6	42.4	27.6	23.8	6.5	2,331.0

(*) Non-cash transaction: reclassification between inventories and intangible assets.

14.	TRADE ACCOUNTS PAYABLE

	09.30.2024	12.31.2023
Foreign suppliers	515.1	420.4
Domestic suppliers	204.3	175.7
Risk partners	440.2	190.9

	1,159.6	787.0

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

15.	TRADE ACCOUNTS PAYABLE: SUPPLIER FINANCE

The Company has entered into agreements with financial institutions to conduct commercial operations with domestic and foreign suppliers. In these transactions, suppliers can exclusively transfer at their discretion the right to receive titles issued against the Company to these financial institutions, which in turn come to be the creditor of discounted instruments. The suppliers that carry out this operation receive the resources before the commercial term of the security, discounting the costs and financial charges of the transaction.

This arrangement does not significantly alter the prices and commercial conditions negotiated with suppliers, nor are there any financial charges for the Company.

As of September 30, 2024, the amount payable by the Company arising from these operations is US$ 48.4 (2023: US$ 37.6), with an average payment term of 104 days (2023: 104 days).

16.	LOANS AND FINANCING

	Currency	Interest rate - %	Maturity	09.30.2024	12.31.2023
Property, plant and equipment
	US$	SIFMA	2025-35	20.1	20.5
Guaranteed Notes
	US$	5.40% p.a.	2027	526.1	532.9
	US$	6.95% p.a.	2028	483.4	491.2
	US$	7.00% p.a.	2030	748.2	760.3
Working capital
	R$	CDI + 2.60% p.a.	2026	3.7	4.3
	Euro	5.08% p.a. to 5.64% p.a.	2024-25	34.7	30.7
	Euro	Euribor 1M + 1.40% p.a.	2025	6.6	2.9
	Euro	Euribor 12M + 1.31% p.a.	2024-26	1.6	2.3
	US$	SOFR 6M + 0.50% p.a.	2025	10.5	22.4
	US$	SOFR 6M + 2.60%	2027	-	102.4
	US$	4.35% p.a. to 4.50% p.a.	2024-30	25.8	25.2
	US$	SOFR 6M + 0.75% p.a.	2024-31	75.1	57.6
Export financing
	US$	5.92% p.a.	2026	30.0	30.5
	US$	5.43% p.a.	2027	400.8	401.0
	US$	5.44% p.a.	2028	170.0	170.0
	US$	4.99% p.a.	2028	30.4	30.5
	US$	SOFR 12M + 1.77%	2028	-	165.8
Projects
	R$	4.55% p.a.	2026-35	14.8	13.2
	US$	5.30% p.a. to 5.77% p.a.	2027-35	54.2	12.7
Others
	US$	10.50% p.a.	2028	10.0	10.0

Total				2,646.0	2,886.4

Current				101.5	127.1
Non-current				2,544.5	2,759.3

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

As of September 30, 2024, the maturity schedule for non-current loans and financing balance is as follows:

2025	11.1
2026	50.1
2027	943.1
2028	710.0
Thereafter	830.2

2,544.5

16.1 Guarantees

As a guarantee for part of the Company’s financing, properties, improvements, machinery, equipment, and bank guarantees were pledge in the total amount of US$ 740.1 (2023: US$ 799.8). For the financing of subsidiaries, guarantees were created in the form of financial guarantees and endorsement from Embraer S.A., which totaled the amount of US$ 1,898.2 (2023: US$ 1,998.9).

16.2 Restrictive clauses

Loans and financing contracts are subject to restrictive clauses and include restrictions on the creation of new lines on assets, significant changes in the Company’s share control and significant sale of assets.

The financing contract signed between the Company and BNDES in December 2022 has a restrictive financial covenant. As of September 30, 2024, the Company was in compliance with the restrictive clause and the next mandatory measurement of the indicator will be performed on December 31, 2024.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

17.1 Reconciliation of debt with cash flows arising from financing activities

	Loans and financing	Lease liabilities	Other debts	Total
At December 31, 2023	2,886.3	95.9	-	2,982.2
Proceeds	547.6	-	13.1	560.7
Payments	(755.7)	(12.8)	(13.1)	(781.6)

Cash flow from financing activities	(208.1)	(12.8)	-	(220.9)
Others
Interest payment	(164.6)	-	-	(164.6)
Interest expense	131.3	4.5	-	135.8
Exchange rate variation and conversion adjustments	(2.6)	(7.1)	-	(9.7)
Addition - Lease Liabilities	-	32.9	-	32.9
Disposals - Lease Liabilities	-	(0.4)	-	(0.4)
Others	3.7	-	-	3.7

At September 30, 2024	2,646.0	113.0	-	2,759.0

Current	101.5	18.3
Non-current	2,544.5	94.7

	2,646.0	113.0

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

18.	OTHER PAYABLES

	Note		09.30.2024	12.31.2023
Provisions related to payroll			158.0	123.0
Share-based payment plans	22.1		142.1	45.4
Provision for employee profit sharing			59.3	66.2
Other accounts payable			30.4	45.5
Mutual with jointly operation			25.5	22.4
Contractual obligations			25.4	15.8
Non-controlling purchase options - EVE			20.0	24.0
Accounts payable company acquisition	(i	)	17.9	-
Insurance			17.0	4.9
Brazilian air force			12.1	7.7
Commission payable			10.4	10.4
Training simulator			5.7	2.0
Recourse and non-recourse debt			1.6	2.9
Non-controlling purchase options - Tempest			-	15.1
Facilities and services			26.0	2.4

			551.4	387.7

Current			411.9	332.3
Non-current			139.5	55.4

(i) Refers to the balance payable for the acquisition of Coqueiro (Note 2.2.1) and Xmobots (Note 10.1), of US$ 13.4 and US$ 4.5, respectively.

19.	TAXES AND PAYROLL CHARGES PAYABLE

	09.30.2024	12.31.2023
INSS (social security contribution)	28.2	32.1
IRRF (withholding tax)	10.1	13.6
FGTS (government employee severance indemnity fund)	3.6	4.6
Taxes refinancing program	2.0	0.3
IPI (manufacturing tax)	1.1	1.3
Service tax (“ISS”)	1.0	1.7
PIS and COFINS	0.7	0.7
Social Security	0.1	1.2
Others	3.3	5.4

	50.1	60.9

Current	37.0	42.6
Non-current	13.1	18.3

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

20.	INCOME TAXES

20.1 Deferred income tax

The components of deferred tax assets and liabilities are as follows:

			09.30.2024	12.31.2023
Temporarily non-deductible provisions	(i	)	177.0	165.9
Tax loss carryforwards			116.6	1.1
Functional currency effect of the non monetary assets	(ii	)	(430.9)	(316.5)
Gains not realized			40.2	33.0
Effect of differences in fixed asset			(66.9)	(55.1)
Derivatives / Hedge Accounting			(30.9)	1.1
Other differences between basis: account x tax	(iii	)	(3.3)	3.5

Deferred tax assets (liabilities), net			(198.2)	(167.0)

Total deferred tax asset			132.5	137.7
Total deferred tax liability			(330.7)	(304.7)

(i) Revenues and expenses temporarily non-deductible include accounting provisions, foreign exchange rate gains or losses included in income tax calculation when cash-settled and other differences which will be included or excluded from the tax base when realized for fiscal purposes.

(ii) The income tax and social contribution tax bases of Embraer S.A. are impacted by exchange rate fluctuations, assets and liabilities registered in the tax books are held in R$ at their historical value and the accounting base is in dollars (functional currency), as well as income tax expenses/revenues recorded in the income statement. This item reflects the effect of these fluctuations.

(iii) It refers to differences between the accounting and tax bases of assets and liabilities, such as adjustments to contract revenues, loans costs, among others.

The changes in deferred income taxes are as follows:

	From the statement of income	Other comprehensive income	Total
At December 31, 2022	(372.1)	49.6	(322.5)

Temporarily non-deductible provisions	55.3	-	55.3
Tax loss carryforwards	(15.5)	-	(15.5)
Functional currency effect of the non-monetary assets	107.1	-	107.1
Gains not realized	12.2	-	12.2
Effect of differences in fixed asset	(16.1)	-	(16.1)
Derivatives / Hedge Accounting	(0.1)	-	(0.1)
Other differences between basis: account x tax	9.7	2.9	12.6

At December 31, 2023	(219.5)	52.5	(167.0)

Temporarily non-deductible provisions	11.1	-	11.1
Tax loss carryforwards	115.5	-	115.5
Functional currency effect of the non-monetary assets	(114.4)	-	(114.4)
Gains not realized	7.2	-	7.2
Effect of differences in fixed asset	(11.8)	-	(11.8)
Derivatives / Hedge Accounting	(31.3)	(0.7)	(32.0)
Other differences between basis: account x tax	(7.0)	0.2	(6.8)

At September 30, 2024	(250.2)	52.0	(198.2)

20.2 Recoverability of deferred tax assets

As of September,30, 2024, the Company did not recognize deferred tax assets totaling US$ 72.9. This amount includes US$ 0.2 related to temporary differences and US$ 72.7 associated with tax losses from subsidiaries, for which there is no forecast of future taxable profits (2023: US$ 85.9, which comprised US$ 2.4 related to temporary differences and US$ 83.5 related to tax losses).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

20.3 Reconciliation of income tax expense

		09.30.2024	09.30.2023
Loss before income tax		388.4	(46.8)

Income tax and social contribution at the nominal Brazilian enacted tax rate - 34%		(132.1)	15.9

Functional currency effect of the non-monetary assets		(143.2)	54.1
Research and development tax incentives		1.5	0.6
Equity in the earnings of subsidiaries		(1.2)	2.6
Non-reconized DTA on tax losses carryfoward		1.7	(36.3)
Diferent tax rates in subsidiaries		54.2	30.5
Other differences between accounting and fiscal basis	(i)	147.3	(55.1)

		60.3	(3.6)

Income tax and social contribution income (expense) benefit as reported		(71.8)	12.3

Current income tax and social contribution expense as reported		(41.1)	(47.2)
Deferred income tax and social contribution income (expense) benefit as reported		(30.7)	59.5

Effective rate		-18.5%	-26.3%

(i) Refers substantially to permanent additions and exclusions, such as exclusions of Reintegra credits, subsidy to stimulate technological innovation (FINEP, art. 442 of RIR/18), as well as the exclusion of non-incidence of income and social contribution taxes on Selic update of undue tax debts.

In line with the legislation on Taxation on Universal Bases (Law 12,973 and Normative Instruction 1,520, both from 2014), Embraer S.A. adds the results of its subsidiaries located abroad to the calculation basis for Income Tax and Social Contribution at the end of the calendar year in which they were determined in the statements of financial position of the respective subsidiaries.

20.4 Uncertainty over income tax treatments

The Company held certain discussions with Brazilian tax authorities over administrative and judicial matters related to uncertain treatments adopted when calculating income taxes.

Embraer is challenging a tax assessment notice that disallowed the offsetting of CSLL with income tax credits paid abroad. This case is in the Federal Regional Court of the 3rd Region, awaiting the judgment of Embraer’s appeal. For this case, a provision of US$ 3.2 was recognized (2023: US$ 4.7).

Except for the aforementioned legal proceedings, the Company, based on the assessment of its internal and external legal advisors, has concluded that the tax treatment of the discussions will likely be accepted by the tax authorities. Among these discussions, the main one refers to the taxation of profits earned by subsidiaries located abroad, in the context of Provisional Measure 2,158-35 of 2001, whose updated amount discussed is US$ 100.1 (2023: US$ 126.5).

20.5 Global Model Anti-Tax Base Erosion Rules (Pillar 2)

The Pillar 2 legislative framework proposed by the Organization for Economic Co-operation and Development (“OECD”) applies to multinational groups whose consolidated revenue is greater than, or equal, to EUR 750 million in at least two of the last 4 years. This proposed legislation suggests that, if an entity in a consolidated group has an effective tax rate lower than 15%, additional taxation could be imposed on undertaxed profits.

For such rules to take effect, different countries around the world need to introduce them into their domestic legal systems.

The Company became subject to the supplementary global minimum tax by Pillar 2 tax legislation as of January 1, 2024, in France, Ireland, Spain, Switzerland, the Netherlands, and the United Kingdom and in Singapore as of January 1, 2025. Although Portugal has not yet introduced the rule into its domestic legal regulations, we understand that the country will follow European Union Directive 2022/2523 and will also adopt the measures as of January 1, 2025. In October 2024, Brazil published Provisional Measure (“MP”) 1,262/2024 and Normative Instruction 2,228/2024, which partially introduce Pillar 2 rules in the country, with effect scheduled for January 1, 2025, subject to the conversion of said MP into law.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Based on preliminary analyses performed by the Company with the assistance of external advisors, it does not expect any material impacts based on its operations in these jurisdictions and, therefore, it has not recognized any impact on its current or deferred income tax position.

The Company continues to develop detailed analyses of the new rules introduced with the support of external consultants to identify potential impacts for the year 2024 onwards based on the guidelines published by the OECD, as well as by the countries in which the Company has a presence, since the submission of income tax returns for 2024 and compliance with ancillary obligations in jurisdictions that introduced Pillar 2 tax legislation as of January 1, 2024 will take place as of 2026.

21.	PROVISIONS AND CONTINGENCIES

21.1 Provisions

	Note	12.31.2023	Additions	Disposals	Reversals	Interests	Translation adjustments	09.30.2024
Product warranties		73.2	31.2	(23.6)	(5.9)	-	(0.1)	74.8
Provisions for labor, taxes and civil	21.1.1	58.4	10.6	(15.1)	(6.3)	5.9	(6.5)	47.0
Post retirement benefits		48.0	-	-	-	3.1	(5.2)	45.9
Provision of third-party materials		28.6	22.7	(6.1)	-	-	-	45.2
Provision for contractual obligations		-	40.9	-	-	-	-	40.9
Taxes		35.8	10.2	(9.6)	(0.1)	-	(3.8)	32.5
Others		44.2	23.5	(28.8)	(11.4)	-	-	27.5

		288.2	139.1	(83.2)	(23.7)	9.0	(15.6)	313.8

Current		114.7						99.6
Non-current		173.5						214.2

21.1.1 Labor, tax and civil claims

			09.30.2024	12.31.2023
Tax related
IRRF	(i	)	-	11.2
PIS and COFINS			2.8	2.6
Social security contributions			1.9	2.0
Import taxes			0.6	0.7
IOF			3.7	3.7
Others			2.5	1.5

			11.5	21.7
Labor related
Class action 1379/1991			0.1	0.1
Reintegration			13.7	17.5
Overtime			5.5	6.3
Dangerousness			1.3	1.7
Insalubrity			5.0	3.2
Indemnity			2.2	3.4
Third parties			0.5	0.6
Others			7.1	3.7

			35.4	36.5
Civil related
Indemnity			0.1	0.2
			0.1	0.2

			47.0	58.4

Current			9.3	8.4
Non-current			37.7	50.0

(i) Tax Authoritries have claimed the payment of IRRF (withholding taxes) on the transfer of certain amounts abroad, which was questioned by the Company. In April 2024, the Company obtained a favorable outcome based on the certification of the final judgment of this action. In view of this, the provision was reversed.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

21.2 Contingent liabilities

21.2.1 Administrative and judicial processes

The estimated contingent liabilities for proceedings related to tax matters and for which the probability of loss is possible are presented below, summarized by tax group:

		09.30.2024	12.31.2023
ISS	(i)	74.9	73.4
Social Security		61.8	66.2
PIS e COFINS		34.8	39.0
Others		15.0	16.4

Total		186.5	195.0

(i) In July 2024, the Company received an unfavorable decision at the administrative level, maintaining the authorization related to the ISS (Tax on Services Rendered). In September 2024, the Company was notified about the filing of a tax execution by the Municipality of São José dos Campos and at the time, after presenting a guarantee, it was awaiting the processing of the process.

21.2.2 Labor processes

As of September 30, 2024, the Company has contingent liabilities related to several labor lawsuits totaling US$ 17.9 (2023: US$ 27.2).

21.2.3 Conviasa

The Company has a legal dispute with Consorcio Venezolano de Industrias Aeronáuticas y Servicios Aéreos (“Conviasa”), an airline controlled by the government of Venezuela, which alleges violation by Embraer of contractual obligations that were not complied with by Embraer to comply with US export control and sanctions regulations.

The amount in dispute is yet to be determined as Conviasa is still pending to produce evidence and proof of the alleged damages. The dispute is still at an early stage, and Management, based on its assessment and assisted by legal advisors, evaluated the outcome of this dispute as possible.

21.2.4 FCPA investigations ans settlements

In October 2016, the Company entered into definitive agreements with the United States and Brazilian authorities for the resolution of criminal and civil violations of the United States (Foreign Corrupt Practices Act of 1977 or FCPA) and for the resolution of allegations regarding violations of certain Brazilian laws in four aircraft transactions outside Brazil between 2007 and 2011.

In February 2017, the Company entered into an Exoneration Agreement with the Mozambican authorities for collaboration with the investigations in that country and under which there are no financial obligations for Embraer. In July 2018, the Company and the Attorney General’s Office of the Dominican Republic entered into a collaboration agreement whereby the Company undertook to collaborate with the investigations in that country.

Several individuals and entities are defendants in a criminal case in India related to the sale by Embraer of three aircraft AEW EMB-145 to the Indian Defense Research & Development Organization. Such transaction has been investigated and its results have been the subject of the aforesaid settlement agreement between Embraer and the Brazilian and U.S. authorities in October 2016, related to civil and criminal violations of the Foreign Corrupt Practices Act or FCPA. The Directorate of Enforcement in India initiated a criminal case against Embraer and some of its subsidiaries, as well as other individuals and entities not related to Embraer. Embraer and its subsidiary ECC Investment Switzerland AG are parties to this criminal case, have been served in November 2021 and are duly represented on the records.

The Company is not aware of other relevant cases involving Embraer and its subsidiaries other than mentioned above that relate to the scope of the agreements entered into with the United States and the Brazilian authorities in 2016.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

As of September 30, 2024, the Company believes that there is no adequate basis for estimating provisions or quantifying possible contingencies related to other procedures and developments mentioned herein.

21.2.5 Arbitration Proceedings - The Boeing Company (“Boeing”)

The pending arbitration proceedings between Embraer and its affiliates, on the one hand, and The Boeing Company (“Boeing”) and its affiliates, on the other hand, were concluded in this 3rd quarter of 2024. Boeing made the payment of the gross amount of US$ 150 million to Embraer on October 3, 2024.

The amount recognized in profit or loss is presented as other income (see Note 26).

22.	SHARE-BASED PAYMENT ARRANGEMENTS

22.1 Cash-settled share-based payment transactions

As of September 30, 2024, these transactions and the corresponding labor charges totaled US$ 142.1 (2023: US$ 45.4), as per Note 18.

The movements that occurred in the nine-month period ended September 30, 2024 in the share-based payment were:

Q Approval of two new programs that include:

(i) 4,088,971 shares granted. This plan will be settled in cash and has a vesting period of 4 years. From 2025 onwards, annual advances will be made. The share price on the grant date is R$ 22.43 (twenty-two reais and forty-three cents), which is equivalent to US$ 4.12 (four dollars and twelve cents) at the reporting date.

(ii) 2,537,146 shares granted. This plan will be settled in cash in 2027 and the share price on the date of grant is R$ 22.95 (twenty-two reais and ninety-five cents), which is equivalent to US$4.21 (four dollars and twenty-one cents) at the reporting date.

Q Full settlement of the plan granted in 2019 by delivering of cash corresponding to 164,969 shares value at R$ 27.28 each (twenty-seven reais and twenty-eight cents), which is equivalent to US$5.01 (five dollars and one cent) each at the reporting date.

Q Partial settlement of the plan granted in 2020. The settlement was carried out through the delivery of cash corresponding to 168,061 shares measured at R$ 27.28 each (twenty-seven reais and twenty-eight cents), which is equivalent to US$5.01 (five dollars and one cent) each at the reporting date.

Q Full settlement of the plans granted in 2021. The settlement was carried out through the delivery of cash corresponding to 1,960,022 shares measured at R$ 27.28 each (twenty-seven reais and twenty-eight cents), which is equivalent to US$5.01 (five dollars and one cent) each at the reporting date.

Q Advances made for the plans granted in September 2022 and September 2023, in the amount of US$ 6.7 and US$ 1.2, respectively.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

23.	FINANCIAL INSTRUMENTS

23.1 Accounting classification and fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an unforced transaction between market participants on the measurement date, in the principal market or, in its absence, in the most advantageous market to which the Company has access on this date.

The fair value of the Company’s financial assets and liabilities was determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. Consequently, the estimates presented below are not necessarily indicative of the amounts that might be realized in the current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The carrying amounts of cash and cash equivalents, accounts receivable, customer and commercial financing, other financial assets and liabilities approximate their fair values.

The methods below were used to estimate the fair value of other class of financial instruments for which fair value is adopted:

Financial investments: discounted cash flow and market multiple.

Derivative financial instruments and warrants: see Note 6.

Customer and commercial financing: discounted cash flow.

Loans and financing: The fair value of bonds is the unit price on the last trading day at the end of the reporting period multiplied by the quantity issued.

For other loans and financing, fair value is based on the amount of contractual cash flows and the discount rate used is based on the rate for contracting a new transaction in similar conditions or in the lack thereof, on the future curve for the flow of each obligation.

When measuring the fair value of a financial instrument, the Company uses observable market data as much as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company may have access to on the measurement date.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data.

There were no transfers between levels in 2024 and 2023.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

The following tables show the carrying amount and fair values of financial instruments, including their levels in the fair value hierarchy. It does not include fair value information for financial instruments not measured at fair value if the carrying amount is a reasonable approximation of fair value.

09.30.2024		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Total	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and cash equivalents	3	829.8	-	-	1.7	831.5	-	1.7	-	1.7
Financial investments	4
Public securities		67.2	-	-	-	67.2	-	-	-	-
Private securities		75.8	-	33.6	-	109.4	-	33.6	-	33.6
Structure note		-	-	84.7	-	84.7	-	84.7	-	84.7
Investment funds		-	-	21.9	101.7	123.6	-	123.6	-	123.6
Fixed-term deposit		382.4	-	-	84.3	466.7	-	84.3	-	84.3
Others		-	-	88.3	-	88.3	-	-	88.3	88.3
Trade accounts receivable, net	5	255.4	-	-	-	255.4	-	-	-	-
Derivative financial instruments	6	-	-	101.5	4.7	106.2	-	106.2	-	106.2
Other assets		75.1	-	-	-	75.1	-	-	-	-
Customer and commercial financing	7	40.3	-	1.7	-	42.0	-	-	1.7	1.7

		1,726.0	-	331.7	192.4	2,250.1	-	434.1	90.0	524.1

Liabilities
Loans and financing	16	2,646.0	2,725.0	-	-	2,646.0	1,871.9	853.1	-	2,725.0
Trade accounts payable	14	1,159.6	-	-	-	1,159.6	-	-	-	-
Trade accounts payable supplier finance	15	48.4	-	-	-	48.4	-	-	-	-
Other payables	18	551.4	-	-	-	551.4	-	-	-	-
Derivative financial instruments	6	-	-	44.9	2.8	47.7	2.0	45.7	-	47.8

		4,405.4	2,725.0	44.9	2.8	4,453.1	1,873.9	898.8	-	2,772.7

12.31.2023		Financial Instruments at amortized cost
	Note	Amortized Cost	Fair value	FVPL	FVOCI	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total fair value
Assets			-
Cash and cash equivalents	3	1,629.2	-	-	-	-	1,629.2	-	-	-	-
Financial investments	4	-	-	-	-	-		-	-	-
Public securities		66.6	-	-	-	-	66.6	-	-	-	-
Private securities		105.1	-	41.3	-	-	146.4	-	41.3	-	41.3
Investment funds		-	-	27.4	-	-	27.4	-	27.4	-	27.4
Fixed-term deposit		-	-	-	350.5	-	350.5	-	350.5	-	350.5
Others		-	-	100.8	-	-	100.8	-	-	100.8	100.8
Trade accounts receivable, net	5	221.0	-	-	-	-	221.0	-	-	-	-
Derivative financial instruments	6	-	-	8.5	9.0	-	17.5	-	17.5	-	17.5
Other assets		73.2	-	-	-	-	73.2	-	-	-	-
Customer and commercial financing	7	41.6	-	21.2	-	-	62.8	-	12.4	8.8	21.2

		2,136.7	-	199.2	359.5	-	2,695.4	-	449.1	109.6	558.7

Liabilities
Loans and financing	16	2,886.4	2,812.3	-	-	-	2,886.4	1,843.0	969.3	-	2,812.3
Trade accounts payable	14	787.0	-	-	-	-	787.0	-	-	-	-
Trade accounts payable supplier finance	15	37.6	-	-	-	-	37.6	-	-	-	-
Other payables	18	372.6	-	-	-	15.1	387.7	-	-	15.1	15.1
Derivative financial instruments	6	-	-	125.1	0.1	-	125.2	11.3	113.9	-	125.2

		4,083.6	2,812.3	125.1	0.1	15.1	4,223.9	1,854.3	1,083.2	15.1	2,952.6

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values.

	Assets	Liabilities
At 12.31.2022	103.9	31.0
Adding shares	11.5	-
Reversal	-	(17.5)
Exchange variation	(1.5)	(0.8)
Fair value adjustment	(4.3)	2

At 12.31.2023	109.6	15.1

Exchange variation	-	(1.7)
Fair value adjustment	(19.6)	6
Reversal	-	(19.1)

At 09.30.2024	90.0	-

The inputs used in the valuation techniques to measure the fair value of Republic Airways’ shares (Note 4) and customer and commercial financing (Note 7) were classified as Level 3.

The significant unobservable inputs used in measuring the fair value of customer and commercial financing are the subscription price of the shares to be issued by the counterparty and the discount rate, which is composed of the risk-free rate and credit risk for the period of the transaction.

The market comparison valuation technique (market approach) was used to measure the fair value of Republic Airways’ shares. This valuation model considers the average market multiple Enterprise Value / Earnings Before Interest, Taxes, Depreciation, and Amortization (“EV / EBITDA”) of companies comparable to Republic Airways.

In the measurement of Republic Airways’ enterprise value Earnings Before Financial Results, Taxes, Depreciation, and Amortization (Adjusted EBITDA) was adopted. The estimate is adjusted for Republic Airways’ net debt and the effect of not actively trading the shares. The significant unobservable inputs are:

Q Average market multiple.

Q Discount for lack of marketability.

If the possibly reasonable changes indicated below were considered in the significant unobservable inputs and other inputs were held constant, the fair value of Republic Airways’ shares would be:

	Increase		Probable	Decrease
September 30, 2024			scenario
Growth rate (6% change)		89.8	88.4	89.8
Discount rate (1% change)		90.5	88.4	90.5

23.1.1 Financial risk management policy

The Company has and follows a risk management policy, which involves the diversification of transactions and counterparties, with the objective of identifying the risks related to financial transactions, as well as the operational directives related to these financial transactions. The policy provides for regular monitoring and management of the nature and general situation of the financial risks to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy is part of the financial management policy established by the Executive Directors and approved by the Board of Directors and provides for monitoring by a Financial Management Committee. Under this policy, the market risks are mitigated when there are no offsetting elements in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures, and practices.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

23.1.2 Capital management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and maintain an optimized capital structure to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets to maintain or adjust its capital structure (to reduce indebtedness, for instance).

Liquidity and the leverage level are monitored to mitigate refinancing risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of the Board of Directors.

23.1.3 Credit risk

Credit risk is the risk of a counterparty to a transaction not meeting an obligation established in a financial instrument, or in the negotiation of sales to customers, leading to a financial loss. The Company is exposed to credit risk in its operational activities, cash held in banks and other investments in financial instruments held in financial institutions.

Q Cash and cash equivalents and financial investments

The credit risk of cash and cash equivalents and financial investments which is managed by the Financial Department is in accordance with the risk management policy. The credit limit of counterparties is reviewed daily in order to not to exceed the limits established mitigating possible losses generated by the bankruptcy of a counterparty, as well as transactions are carried out with counterparties with investment grade by risk rating agencies (Fitch, Moody’s e Standard and Poor’s). The Financial Management Committee assists the Financial Department in examining and reviewing operations with counterparties.

Q Trade accounts receivable and contract assets with customers

The Company may incur losses on accounts receivable arising from invoicing of spare parts and services to customers. To reduce the credit risk associated with installment sales, the respective credit risk analysis is carried out which considers qualitative aspects, which include the experience of past transactions and quantitative aspects, when applicable, based on financial information. Any increased risk and/ or late payment by the customer may impact the continuity of the supply of parts and services, which may make it impossible for the aircraft to operate.

The Company applies the simplified approach to measure the expected credit losses in relation to accounts receivable from customers that do not have a significant financing component (Note 5). In this measurement, balances are grouped by the period that the securities are outstanding, and the expected loss factor is applied based on actual credit loss experiences for each period. This factor gradually increases as the security remains in default in the portfolio.

For receivables not overdue, the expected credit loss is calculated using the past 10 years’ experience and tracking prospective trends. The prospective expected loss factor under the methodology was 2.3% (2023: 2.2%), except for the Commercial Aviation customers served by the Services & Support segment.

For Commercial Aviation customers served by the Services & Support segment, customer economic data is incorporated into the analysis of expected credit losses, which includes ratings assessed by the main credit agencies, in order to assertively capture prospective factors that may impact the receivables portfolio. The weighted forward-looking factor applied for these clients was 3.9% (2023: 6.0%).

The credit risk characteristic of the Company’s customers is different for the Defense & Security segment since the counterparties refer only to government entities and agencies. The risk in this case is associated with the sovereign risk of each country, especially Brazil, as well as with the continuity of strategic projects under development, for which the Company usually has the enforceable right to receive for the performance completed to date. The Company historically has not presented losses in the trade accounts receivable and contract assets balances with these counterparties.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Trade accounts receivable and contract assets are written off when there is no reasonable expectation of recovery. Indications include, among others, the inability of the debtor to participate in a plan to renegotiate its debt or possible legal actions have been exhausted.

The Company applies the general approach to measure losses due the expected credit loss on receivables recognized as customer and commercial financing (Note 7). The expected credit loss is estimated based on the full term of the contracts, considering the probability of loss and credit risk of the counterparty, evaluated on a contract-by-contract basis and updated on each reporting date. The fair value of contractual guarantees is considered as coverage and reduction of the risk assumed, whether partially or fully, and the provision for expected credit loss calculated by the Company’s methodology.

23.1.4 Liquidity risk

This is the risk of the Company not having enough funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

Projections and assumptions are established to manage the liquidity of cash in US$ and R$, in accordance with the financial management policy, based on contracts for future disbursements and receipts, and monitored periodically by the Company.

Exposure to liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments.

For financial liabilities indexed to fixed rates, interest expenses were calculated based on the interest rate established in each contract. For financial liabilities indexed to floating rates, interest expenses were calculated based on the market forecast for each period.

		Contractual cash flows
	Book value	Total	Less than one	One to three	Three to five	More than five
			year	years	years	years
At September 30, 2024
Loans and financing	2,646.0	3,264.9	193.4	1,302.3	873.5	895.7
Trade accounts payable	1,159.6	1,159.6	1,159.6	-	-	-
Trade accounts payable supplier finance	48.4	48.4	48.4	-	-	-
Lease liabilities	113.0	113.0	18.3	29.9	29.6	35.2
Other payables	551.4	551.4	411.9	63.8	72.5	3.2
Derivative financial instruments	47.7	47.7	29.3	18.4	—	-

Total	4,566.1	5,185.0	1,860.9	1,414.4	975.6	934.1

Line of credit available

In February 2023, the Company contracted a financing line with BNDES of R$ 500 million, which is set to mature in August 2029. When utilized, this financing will be subject to an interest rate of 2.20% p.a. above the TR (Reference Rate) and an additional 1.10% p.a. plus TFBD (BNDES Fixed Rate in US$) disclosed by BNDES. As of September 30, 2024, no disbursement had been made related to this credit line.

Additionally, the Company has a revolving credit line of US$ 1,000 million maturing in August 2029. This line was negotiated with 17 international financial institutions, and when accessed, it will be remunerated at SOFR plus variable rate ranging from 0.95% to 1.70% p.a., depending on the Company’s corporate rating. As of September 30, 2024, this credit line was not being used.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

23.1.5 Market risk

Market risk is the risk that changes in market prices, such as interest rates and exchange rates, will affect the Company’s earnings or the value of its financial instruments. The Company uses derivatives to manage market risks (Note 6).

Interest rate risk

This risk arises from the possibility of the Company incurring losses on the fluctuation of floating interest rates, which might increase financial expenses, and/or decrease financial income, as well as negatively impacting the fair value of financial assets measured at fair value. The financial instruments subject to interest rate risk are:

Q Cash equivalents and financial investments: the Company’s policy for managing the risk of fluctuations in interest rates on financial investments is to maintain a system to measure market risk, which consists of an aggregate analysis of a variety of risk factors that might affect the return of those investments.

Q Loans and financing: the Company monitors financial markets with the purpose of evaluating hedge structures (derivative instruments) in compliance with the financial and risk management policy to protect its exposure risks of volatility in foreign currency and interest rates.

As of September 30, 2024, the Company’s cash equivalents, financial investments and loans and financing were indexed as follows:

	Pre-fixed		Post-fixed		Total
	Amount	%	Amount	%	Amount	%
Cash, cash equivalents and financial investments	1,653.9	93.37%	117.5	6.63%	1,771.4	100.00%
Loans and financing	2,528.5	95.56%	117.5	4.44%	2,646.0	100.00%

Foreign exchange rate risk

The Company’s operations most exposed to foreign exchange gains/losses are those denominated in R$ (labor costs, tax issues, local expenses, and financial investments) as well as investments in subsidiaries in currencies other than the US$.

The Company policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and management of foreign currency purchases and sales to ensure that, on the realization of the transactions contracted, this natural hedge will occur.

This policy minimizes the effect of exchange rate changes on assets and liabilities already contracted but does not protect against the risk of fluctuations in future results due to appreciation or depreciation of the real that can, when measured in dollars, result in an increase or reduction in the portion of costs denominated in R$.

The Company, in certain market conditions, may decide to protect possible future mismatches of expenses or revenues in other currencies to minimize the impact of exchange rate variations on results. To minimize the exchange rate risk on rights and obligations denominated in currencies other than the functional currency, the Company may contract transactions with derivative instruments.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Below are the amounts of financial instruments denominated in different currencies:

	09.30.2024	12.31.2023
Loans and financing
Brazilian reais	18.4	17.5
U.S. dollars	2,584.7	2,833.0
Euro	42.9	35.9

	2,646.0	2,886.4

Trade accounts payable
Brazilian reais	99.6	93.7
U.S. dollars	1,022.7	645.2
Euro	31.9	42.0
Other currencies	5.4	6.1

	1,159.6	787.0

Trade accounts payable Supplier finance
Brazilian reais	22.7	18.4
U.S. dollars	25.6	19.2

	48.3	37.6

Total (1)	3,853.9	3,711.0

Cash and cash equivalents and financial investments
Brazilian reais	121.3	132.7
U.S. dollars	1,614.6	2,165.9
Euro	30.8	12.7
Other currencies	4.7	9.6

	1,771.4	2,320.9

Trade accounts receivable:
Brazilian reais	26.7	26.7
U.S. dollars	193.6	171.1
Euro	26.0	19.2
Other currencies	9.1	4.0
	255.4	221.0

Total (2)	2,026.8	2,541.9

Net exposure (1 - 2):
Brazilian reais	(7.3)	(29.8)
U.S. dollars	1,824.8	1,160.4
Euro	18.0	46.0
Other currencies	(8.4)	(7.5)

The Company has other financial assets and liabilities that are also influenced by foreign exchange variations that are not included in the table above. These are used to minimize exposure to the currencies presented.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

24.	REVENUE FROM CONTRACTS WITH CUSTOMERS

24.1 Revenue disaggregation by category and geographic region

09.30.2024
	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	1,812.6	199.2	35.3	127.7	257.4	27.6	2,459.8
Long-term contracts - aircraft and development	-	-	51.9	112.3	200.6	-	364.8
Others	3.9	-	-	15.4	13.7	-	33.0
Service	414.1	38.3	74.2	78.8	238.7	44.2	888.3
Spare Parts	181.1	4.0	24.1	32.8	78.2	17.1	337.3

Total	2,411.7	241.5	185.5	367.0	788.6	88.9	4,083.2

09.30.2023
	North America	Latin America	Asia Pacific	Brazil	Europe	Others	Total
Aircraft	1,482.6	21.4	16.1	60.3	320.1	27.2	1,927.7
Long-term contracts - aircraft and development	0.7	-	0.1	73.8	200.4	-	275.0
Others	3.6	-	-	4.0	12.9	-	20.5
Service	353.6	24.9	68.6	92.3	161.0	41.0	741.4
Spare Parts	182.5	5.9	15.7	49.0	62.0	13.7	328.8

Total	2,023.0	52.2	100.5	279.4	756.4	81.9	3,293.4

24.2 Contract assets and liabilities

	09.30.2024	12.31.2023
Contract Assets - Third Parties	402.4	196.7
Contract assets - Other related parties	343.6	314.8

Contract assets	746.0	511.5

Current	743.8	509.1
Non-current	2.2	2.4

Contract assets – US$ 127.9 included in the contract assets position as of December 31, 2023 were billed and collected by the Company in 2024.

As of September 30, 2024, the expected credit losses on the contract assets amounted to US$ 3.3 (2023: US$ 2.7).

	09.30.2024	12.31.2023
Advances from customers - Aircraft and Defense long-term contracts	2,544.8	2,252.8
Advances from customers - Other related parties	74.9	84.6
Deferred revenue with multiple elements	231.9	203.5

Contract liabilities	2,851.6	2,540.9

Current	2,126.1	1,919.0
Non-current	725.5	621.9

Contract liabilities – Out of the total balances of contract liabilities as of December 31, 2023, US$ 1,479.0 were recognized as revenues in 2024.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

24.3 Performance obligations

The Company has a portfolio of firm orders (“backlog”), which includes performance obligations that are either unsatisfied or partially satisfied.

As of September 31, 2024, the amount of revenue allocated to performance obligations not yet satisfied (or partially satisfied) was US$ 22.7 billion (2023: US$ 18.7 billion). Of this amount, US$ 20.8 billion is expected to be satisfied within the next 5 years (2023: US$ 17.2 billion), according to the Company’s estimate.

25.	EXPENSES BY NATURE

		09.30.2024	09.30.2023
As presented in the statements of profit or loss:
Cost of sales and services		(3,359.7)	(2,723.3)
Administrative		(145.1)	(152.8)
Selling		(230.8)	(223.7)

		(3,735.6)	(3,099.8)

Expenses by nature:
General manufacturing costs	(i)	(2,844.5)	(2,262.4)
Depreciation		(86.8)	(77.7)
Amortization		(82.8)	(79.8)
Personnel expenses		(558.9)	(518.3)
Marketing and sales expenses		(55.3)	(55.0)
Services rendered by third parties		(59.8)	(57.7)
Miscellaneous	(ii)	(47.5)	(48.9)

		(3,735.6)	(3,099.8)

(i) Refers to costs of materials and general manufacturing expenses and provision service.

(ii) Refers mainly to expenses related to insurance, taxes and fees.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

26.	OTHER INCOME AND OTHER EXPENSES

			09.30.2024	09.30.2023
Recovery of expenses	(i	)	150.0	-
Tax credits			41.4	5.7
Reversal (Provision) for contingencies			1.9	(1.2)
Royalties			14.2	12.7
Other sales			7.2	5.5
Reimbursement of expenses			3.7	13.9
Revenue from contractual fines			3.1	3.6
Defese billing tax			-	14.9
Corporate projects			(62.0)	(39.0)
Expenses system project			(14.7)	(13.9)
Flight safety standards			(4.6)	(4.3)
Expense contractual fines			(4.3)	(0.3)
Aircraft maintenance and flights costs - fleet			(4.1)	(5.4)
Taxes on other sales			(3.8)	(3.6)
Training and development			(2.7)	(2.8)
Warrants			(1.9)	-
Environmental provision			(1.7)	(1.3)
Product modification			(1.4)	(1.7)
Tax fines			(1.3)	-
Disposal of production units in Évora			-	(3.2)
Others			(13.9)	(12.2)

			105.1	(32.6)

(i) Refers to the reimbursement of expenses incurred by the Company for the carve-out project with Boeing, as Note 21.2.5.

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

27.	FINANCIAL RESULT

	09.30.2024	09.30.2023
Financial income:
Derivative financial instruments	89.4	-
Warrants: adjustment to fair value	77.7	-
Interest on cash and cash equivalents and financial investments	75.7	79.0
Interest on receivables	41.1	11.3
Financial structuring	-	8.3
Taxes over financial revenue	(3.5)	(2.5)
Others	3.2	3.8

Total financial income	283.6	99.9

Financial expenses:
Interest on loans and financing	(150.1)	(160.0)
Long-term incentives -phanton shares	(91.1)	(17.0)
Other interest and banking operations	(14.6)	-
Fair value adjustment of customer financing	(12.0)	-
IOF - (tax on financial transactions)	(0.9)	(11.7)
Warrants: adjustment to fair value	-	(35.0)
Financial restructuring costs	-	(3.0)
Interest on taxes, social charges and contributions	0.4	(5.5)
Others	(16.5)	(18.1)

Total financial expenses	(284.8)	(250.3)

28.	FOREIGN EXCHANGE, NET

	09.30.2024	09.30.2023
Tax credits	(17.6)	6.2
Trade accounts receivable and contract assets	(34.7)	12.9
Cash and cash equivalents and financial investments	(6.5)	(4.2)
Others assets	(2.1)	6.4
Contract liabilities	4.2	-
Loans and financing	1.7	(0.2)
Provisions	21.6	(7.7)
Taxes and charges payable	5.8	(2.7)
Other payables	(3.5)	1.5
Suppliers	8.8	(5.4)
Provisions for contingencies	4.2	(2.0)
Others liabilities	(0.5)	3.5

Net monetary and foreign exchange variations	(18.6)	8.3

Derivative financial instruments	(1.0)	(10.2)

Foreign exchange gain (loss), net	(19.6)	(1.9)

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

29.	RESPONSIBILITIES AND COMMITMENTS

Backstop commitments (Commercial Aviation)

In certain firm sales contracts of commercial jets included in backlog, the Company has entered into backstop commitments to provide financing in case the customer fails to obtain sufficient credit lines upon the aircraft deliveries.

Past experience demonstrates the Company was requested and provided financing on limited cases to its customers during the deliveries of E-Jets family, which demonstrates existence of alternative funding sources in the market to transfer the backstop commitments and remote probability of exercise. In addition, the Company retains property of the assembled aircraft until the customer fulfils the payments on delivery, then not being exposed to risks of loss.

With the purpose of mitigating the credit risk exposure, the exercise of backstop commitments relies on current financial conditions of the customer upon exercise notice and conditions precedent to be accomplished. If the Company effectively provides the financing on delivery, the related aircraft is kept as collateral in the financing structure.

30.	OPERATING SEGMENTS

Operating income by segment

	09.30.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,227.5	487.6	1,136.7	1,195.4	36.0	4,083.2	-	4,083.2
Cost of sales and services	(1,150.6)	(423.5)	(886.7)	(867.4)	(31.5)	(3,359.7)	-	(3,359.7)
Gross profit	76.9	64.1	250.0	328.0	4.5	723.5	-	723.5

Operating income (expense)	(105.7)	(60.3)	(108.4)	(134.7)	(53.8)	(462.9)	148.6	(314.3)
Operating income before financial results	(28.8)	3.8	141.6	193.3	(49.3)	260.6	148.6	409.2

	09.30.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total reportable Segments	Unallocated	Total
Revenue	1,095.6	313.1	805.0	1,031.8	47.9	3,293.4	-	3,293.4
Cost of sales and services	(1,006.9)	(255.5)	(656.5)	(769.5)	(34.9)	(2,723.3)	-	(2,723.3)
Gross profit	88.7	57.6	148.5	262.3	13.0	570.1	-	570.1

Operating income (expense)	(99.6)	(35.0)	(116.5)	(111.4)	(76.1)	(438.6)	(26.0)	(464.6)
Operating income before financial results	(10.9)	22.6	32.0	150.9	(63.1)	131.5	(26.0)	105.5

(*) Unallocated items from operating income (expense) include certain corporate demands not directly related to the operating segments. In 2024, it substantially refers to the reimbursement of expenses received in the context of arbitration (Note 26).

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

Revenue by geographic area and operating segment

09.30.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	998.7	-	817.8	595.1	0.1	2,411.7
Europe	105.6	235.6	139.0	308.4	-	788.6
Asia Pacific	-	51.6	35.3	98.6	-	185.5
Latin America, except Brazil	95.4	68.9	36.7	40.5	-	241.5
Brazil	0.3	131.1	107.9	91.8	35.9	367.0
Others	27.5	0.4	-	61.0	-	88.9

Total	1,227.5	487.6	1,136.7	1,195.4	36.0	4,083.2

09.30.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
North America	926.9	0.9	559.1	536.1	-	2,023.0
Europe	137.8	223.5	173.0	222.1	-	756.4
Asia Pacific	-	0.1	15.9	84.5	-	100.5
Latin America, except Brazil	-	-	21.4	30.8	-	52.2
Brazil	3.7	88.4	35.6	103.8	47.9	279.4
Others	27.2	0.2	-	54.5	-	81.9

Total	1,095.6	313.1	805.0	1,031.8	47.9	3,293.4

Revenue by category and operating segment

09.30.2024
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,223.1	82.3	1,136.7	-	17.7	2,459.8
Long-term contracts - aircraft and development	-	364.8	-	-	-	364.8
Others	4.4	14.9	-	13.5	0.2	33.0
Service	-	25.2	-	852.8	10.3	888.3
Spare Parts	-	0.4	-	329.1	7.8	337.3

Total	1,227.5	487.6	1,136.7	1,195.4	36.0	4,083.2

09.30.2023
	Commercial Aviation	Defense & Security	Executive Aviation	Services & Support	Other Segments	Total
Aircraft	1,090.0	9.2	803.7	-	24.8	1,927.7
Long-term contracts - aircraft and development	-	275.0	-	-	-	275.0
Others	5.6	-	1.3	13.2	0.4	20.5
Service	-	27.4	-	698.3	15.7	741.4
Spare Parts	-	1.5	-	320.3	7.0	328.8

Total	1,095.6	313.1	805.0	1,031.8	47.9	3,293.4

Embraer S.A.

Notes to the unaudited condensed consolidated interim financial statements

In millions of U.S. dollars, unless otherwise indicated.

31.	SUBSEQUENT EVENTS

BNDES Credit

In October 2024, Eve Soluções de Mobilidade Aérea Urbana Ltda. entered into a credit operation with BNDES in the amount of R$500 million (equivalent to US$91.8 at the reporting date). The agreement has a final maturity date set for October 2040 and is intended for establishment of a manufacturing unit to produce electric vertical take-off and landing (eVTOL) aircraft. Disbursements will be made available upon the submission of proof of project expenditures.

Citibank Financing

In October 2024, Eve Holding obtained financing from Citibank for US$50.0, indexed to SOFR plus 3.90% p.a. and with a final maturity date in 2028. One of the restrictive clauses of this financing agreement requires compliance with a minimum debt service coverage ratio.

Early repayment of debts

The Company, at its discretion, made early repayments on the following export financing:

In November 2024, the debt maturing in 2027 and indexed to 5.43% p.a. was partially repaid in the amount of US$28.4, including both principal and accreted interests.

In December 2024, two debts maturing in 2028 and indexed to 4.99% p.a. and 5.44% p.a. were fully repaid in the amount of US$202.3, including both principal and accrued interests.

The Company did not incur breakage costs due to these early repayments.

Equity swap

In December 2024, Embraer entered into derivative agreements with Banco Itaú BBA S.A. to reduce volatility in its share price, which impacts future settlements of share-based payment plans. These agreements are cash settlements and have a maximum maturity of 12 months from the negotiated date. Under these agreements, Embraer receives the price variation for 16,156,597 of its own shares, along with any dividends distributed, and pays CDI plus 0.7% p.a.

* * *